UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.

601 Hawaii Street

El Segundo, California 90245

DAVITA INC. RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA INC. RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

DaVita Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of DaVita Inc. Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 27, 2007

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(dollars in thousands)

	2006	2005
Plan interest in the Master Trust at fair value	$453,831	$—
Participant directed investments at fair value	—	163,801
Participant loans	—	5,819
Receivables — employee contributions	3,437	1,450

Total assets	457,268	171,070
Liabilities — excess contributions payable to participants	1,073	801

Net assets available for benefits, at fair value	$456,195	$170,269
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	535	866

Net assets available for benefits	$456,730	$171,135

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

(dollars in thousands)

	2006	2005
Additions to net assets attributed to:
Investment income:
Net investment income from the Master Trust	$45,651	$—
Interest on investments	—	1,093
Participant loan interest	—	270
Dividends	—	2,935
Net appreciation in fair value of investments	—	11,165

Net investment income	45,651	15,463

Contributions:
Employee	45,082	22,695
Rollovers	3,400	1,476

Total additions	94,133	39,634

Deductions from net assets attributed to:
Benefit payments	46,031	9,471
Administration expenses	129	68

Total deductions	46,160	9,539

Net increase before Plan mergers	47,973	30,095
Plan mergers	237,622	—
Net assets available for benefits at beginning of year	171,135	141,040

Net assets available for benefits at end of year	$456,730	$171,135

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2006 and 2005

(1)	Description of Plan

The following description of the DaVita Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company). As of January 1, 2006, employees become eligible to participate upon completion of both service for a consecutive six- month period, and attaining the age of 18. Prior to January 1, 2006, the employee also needed to complete at least 500 hours of service within that consecutive six-month period. Participants may enroll in the Plan immediately following attainment of eligibility status. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, non-resident aliens, and employees covered under a collective bargaining agreement. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Mergers and Conversion Transactions

On January 3, 2006, the Gambro Healthcare, Inc. 401(k) Plan, with assets totaling approximately $235.8 million was merged into the Plan as a result of the Company acquiring all of the outstanding stock of Gambro Healthcare, Inc. effective on October 1, 2005. The merger was completed in accordance with the stock purchase agreement between the Company and Gambro Healthcare, Inc., and did not result in any taxable income to the participants. Certain plan provisions that existed under the Gambro Healthcare Inc. 401(k) Plan and are considered protected benefits were incorporated into the Plan in 2006. In addition, employees of Gambro Healthcare, Inc. became eligible to participate in the Plan upon meeting the Plan’s eligibility requirements, and were given credit for all previous service with Gambro Healthcare, Inc.

In conjunction with the merger, the Plan selected Fidelity Management Trust Company and related companies, as its new Trustee, investment manager, and recordkeeper. Previously, these services were provided by Scudder Trust Company and Automated Data Processing (ADP), see Note 4. The majority of the investment funds held previously were reinvested into corresponding investment funds with Fidelity, that had similar investment objectives. Certain investment funds, including DaVita Inc. Common Stock Fund, transferred the total number of shares held in the funds on the date of conversion to Fidelity.

On January 3, 2006, the Company entered into a Master Trust Agreement (the Agreement) with Fidelity Management Trust Company (the Trustee), to create a single trust to hold and invest the assets of the Plan as well as the DaVita Inc. Profit Sharing Plan, collectively referred to as the Plans. The Trustee maintains a separate account for each individual plan within the Master Trust, which includes all of the Plan’s investments, receipts, disbursements and other transactions that are specific to each individual plan as well as an allocation of earnings based upon the units of each investment fund held by the individual plan. Each separate plan account is also responsible for the payment of benefits, expenses or other charges that are allocated to each such plan and is not responsible for the payment of benefits, expenses or other charges allocated to any other plan. In addition, the Trustee also performs recordkeeping and administrative functions for the Plans as outlined in the Agreement. Prior to January 3, 2006, the investments of each of the Plans were held in separate trusts.

In November 2006, the Physicians Dialysis Inc. Savings and Retirement Plan (PDI Plan), and the Physicians Choice Dialysis Savings and Retirement Plan (PCD Plan) with combined total net assets of approximately $1.8 million, were merged into the Plan. The Company had acquired the total outstanding stock of Physicians Dialysis Inc. and Physicians Choice Dialysis on September 1, 2004. The Company allowed participants in the PDI and PCD Plans to continue to make contributions to their respective plans until April 1, 2005, at which time, all future contributions were directed into the Plan.

Contributions

Participants may elect to contribute either a fixed dollar amount or a maximum percentage of 50% of their eligible compensation (20% for highly compensated participants) into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2006 and 2005

Participants may direct their investments into the Company Common Stock Fund and certain registered investment company and common commingled trust funds as allowed under the Plan. Prior to December 31, 2005, contributions of participants who had not elected investment options were invested in the Scudder Pathway Moderate Portfolio. Beginning in 2006, the contributions of participants without elected investment options are invested into various Fidelity Freedom Funds, depending upon the age of the participants. Participants cannot invest more than 25% of their total account balance into the Company Common Stock Fund.

Participants may elect to change their contribution percentage at any time and may change their investment selection or transfer amounts between funds daily. Participants who have attained the age of fifty before the close of the plan year are also eligible to make catch up contributions in accordance with, and subject to, the legal limitations of the Code.

The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participant’s 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no discretionary contributions made in 2006 and 2005.

Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.

Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings net and Plan expenses. Company discretionary contributions, if any, are allocated to each participant’s account in proportion that their compensation bears to the total compensation for all eligible participants. Investment earnings net and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices of the investment funds, or the quoted market prices of the underlying securities.

Vesting

Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Certain employer contributions from merged plans and employer discretionary contributions, if any, vest over a five year period. Employees become fully vested upon death.

Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes Company Common Stock fund, they may elect to receive a distribution of those shares. Participants may receive distributions either upon termination of service, by obtaining age 59  1/2, incurring a financial hardship, or withdrawing their rollover and after-tax contributions. Rollover and after-tax contributions may be withdrawn at any time. 401(k) contributions may not be distributed unless the participant has attained age 59  1/2, terminates service or upon termination of the Plan. However, distributions in cash will begin no later than sixty days after the close of the Plan year end in which the latest following event occurs; a participant reaches normal retirement age, obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70  1/2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Prior to March 2005, for termination of service with vested benefits of $5,000 or less, a participant automatically received the value of the vested interest in his or her account, and the participant could elect to rollover the distribution into another qualified account or receive a lump-sum distribution. Effective March 2005 terminated participants with vested balances greater than $1,000 and less than $5,000 will have their account transferred to another qualified account.

Distributions for financial hardship must be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, matching contributions and rollover contributions may be

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2006 and 2005

distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s pretax contributions and after tax contributions will be suspended for at least six months after the receipt of the hardship contribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.

Excess Contributions

Excess contributions payable to participants represent amounts due to participants for excess contributions as a result of Code limitations, that will be refunded to participants subsequent to year end.

Participant Loans

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such loans cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior loan outstanding.

The loan must be repaid generally within 5 years or within a reasonable period of time depending upon its purpose and bears interest at prime as stated in the Wall Street Journal on the date the loan is made plus 1%. The interest rates on outstanding loans ranged from 4.00% to 10.50% at December 31, 2006, with maturities through November 2016. Loans are secured by the vested portion of a participant’s account balance.

Plan Termination

Although it has not expressed the intent to do so, DaVita Inc. has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America. The following accounting policies apply to both the Master Trust in 2006 and the Plan in 2005.

Unit Accounting

The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund.

Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund. The Company Stock Fund is valued at its year-end unit closing price from the New York stock exchange (comprised of year-end market price plus uninvested cash position).

Income Recognition and Net Investment Income from the Master Trust and Plan

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. Total investment income of the Master Trust as presented in Note 3 is allocated to each individual plan investing in the Master Trust based on the units of each fund held by the respective plan and plan specific participant loans.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2006 and 2005

Investments

Within the Plan and the Master Trust, investments in registered investment company funds and Company Common Stock Fund are stated at fair value based on quoted market prices plus uninvested cash positions, if any. The Scudder Stock Index Fund was a common commingled trust fund available as an investment option in 2005 and was valued at fair value based on the quoted market prices of the underlying securities.

The MIP fund and the Scudder Stable Value Fund are common and commingled trust funds investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The GICs are fully benefit-responsive. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

As required by FSP, the statements of net assets available for benefits present the fair value of the investments in common commingled trust funds relating to fully benefit-responsive investment contracts as well as the adjustment of the investments in common commingled trust funds relating to fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis. Prior year balances have been reclassified to conform to current year presentation. The fair value of the MIP Fund was calculated by discounting the related cash flows based on the Ryan yield curve and the fair values of the underlying investments and the wrapper contracts. The fair value of the Scudder Stable Value Fund was calculated using contractual future cash flows discounted by current rates available to issuers of GICs with similar maturity and quality, plus the value of benefit responsive options and the fair value of underlying investment securities. The overall effective yield and crediting rate for the MIP Fund was 4.18% for the year ended December 31, 2006. The overall average effective yield and crediting rate of the Scudder Stable Value Fund Class S was 3.34% for the year ended December 31, 2005.

The Master Trust and the Plan provide for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Receivables – Employee Contributions

Receivables from employee contributions are stated at net realizable value, and represent deferrals of employee’s compensation that have not yet been contributed to the Plan.

Participant Loans

Participant loans are stated at cost which approximates fair value.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2006 and 2005

Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participant’s account balances except certain transaction costs associated with the recordkeeping of the Company Common Stock fund which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant loan costs, commissions and transactions charges. Investment management fees are paid by the respective investment funds and are deducted in arriving at each fund’s overall net asset value.

Reclassifications

Certain amounts included in the 2005 financial statements have been reclassified to conform to the current year presentation.

(3)	Investments

At December 31, 2006, the Plan’s interest in the net assets of the Master Trust was approximately 91%. The following table presents the values of investments held by the Master Trust as of December 31, 2006 and the investment income for the year ended December 31, 2006. (dollars in thousands):

		December 31, 2006
Common Commingled Trust Fund:
	Fidelity Managed Income Portfolio II Fund	$75,317
Registered Investment Company Funds:
	Fidelity Contrafund	67,370
	Fidelity Balanced Fund	26,309
	Fidelity Low-Priced Stock Fund	14,096
	Fidelity Diversified International Fund	34,972
	Fidelity Freedom Income	1,399
	Fidelity Freedom 2000 Fund	1,282
	Fidelity Freedom 2005 Fund	170
	Fidelity Freedom 2010 Fund	7,898
	Fidelity Freedom 2015 Fund	1,485
	Fidelity Freedom 2020 Fund	11,743
	Fidelity Freedom 2025 Fund	1,070
	Fidelity Freedom 2030 Fund	43,639
	Fidelity Freedom 2035 Fund	835
	Fidelity Freedom 2040 Fund	8,081
	Fidelity Spartan US Equity Index Fund	38,476
	Pimco Total Return Fund	42,522
	Franklin Balance Sheet Fund Class A Shares	14,793
	American Bacon Large Cap Value Fund	33,160
	Baron Small Cap Fund	11,724
	RS Partners Fund	4,913
	Allianz CCM MID CAP Fund	3,628
Common Stock	DaVita Inc. Common Stock Fund	37,301
Participant Loans	4.00% - 10.50% maturing through November 2016	18,780

Total Investments at Fair Value		500,963
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		903

Net Investments		$501,866

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2006 and 2005

Investment Income for the Master Trust

2006 Earnings
Net appreciation in fair value of investments:
Registered investment company funds	$17,146
DaVita Inc. Common Stock fund	4,250
Dividend income	23,749
Interest income	3,427

Net Investment income	$48,572

Investments that represent five percent or more of the Plan’s interest within the Master Trust or the Plan’s net assets at December 31, 2006 and 2005, respectively, are as follows: (dollars in thousands)

2006
Pimco Total Return Fund	$41,865
ABF Large Cap Value Fund	32,497
Fidelity Contrafund Fund	66,401
Fidelity Balanced Fund	26,058
Fidelity Diversified International Fund	34,151
Fidelity Freedom 2030 Fund	38,170
Fidelity Managed Income Portfolio Fund (at contract value)	45,190
Fidelity Spartan US Equity Index Fund	38,009
DaVita Inc. Common Stock Fund	34,951

2005
Scudder Stable Value Fund Class S Shares	$31,039
Scudder Moderate Allocation Portfolio Class A Shares	22,869
American Funds Europacific Growth Fund	8,809
Franklin Balance Sheet Fund Class A Shares	10,295
T. Rowe Price Growth Stock Fund	20,896
DaVita Inc. Common Stock Fund	33,325

The following summarizes the investments in the Plan at fair value as of December 31, 2005 and the related net appreciation in the investments: (dollars in thousands)

	2005
	Investments at Fair Value	Net Appreciation
Investments in Registered Investment Company Funds	$97,358	$3,539
Investments in Common Commingled Trust Funds	33,118	122
Davita Inc. Common Stock Fund	33,325	7,504
Participant Loans	5,819	—

Total	$169,620	$11,165

DAVITA INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements - continued

December 31, 2006 and 2005

(4)	Related Party and Party-in-Interest Transactions

Prior to January 2006, Scudder Trust Company was the Trustee for the Plan and the investments were managed by Scudder Investments, a global asset management firm. Beginning January 2006, Fidelity Management Trust Company and related Fidelity Companies became the Trustee, Investment Manager and Recordkeeper. Transactions with the Trustees qualify as party-in-interest transactions. The Company also provided personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company’s Common Stock, which also qualifies as a party-in-interest transaction.

(5)	Tax Status

The IRS has determined and informed the Company that the Plan and related trust as amended through February 26, 2002, are designed in accordance with applicable sections of the Code. Subsequently, the Plan was amended for recent tax law changes and other statutory changes. The Plan is in the process of obtaining a determination letter from the IRS regarding these changes, but management believes that the Plan as amended is designed in accordance with the applicable sections of the Code.

The Company has identified certain errors and operational issues with respect to the Plan and has submitted an application under the Voluntary Compliance Program (VCP). The Plan’s administrator expects that the final outcome of the VCP process will not have any material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Forfeitures

At December 31, 2006 and 2005, forfeited non-vested accounts totaled approximately $618,000 and $283,000 respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. There were no forfeitures in 2006 and 2005 used to pay administrative expenses, or that were used to reduce Company contributions in 2006 and 2005.

(7)	Subsequent Events

Effective February 15, 2007, the Plan added five new investments as investment options available to participants.

PIMCO Total Return Mortgage Fund

Fidelity Capital & Income Fund

Putnam International Capital Opportunities Fund

Fidelity Freedom 2045 Fund

Fidelity Freedom 2050 Fund

(8)	Delinquent Participant Contributions

The Company remitted certain contributions after the date required by the Department of Labor in 2006. The Company has determined the amount of lost earnings and intends to contribute the amounts to the Plan in 2007.

DAVITA INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
* Participant Loans	4.00% - 10.50% maturing through November 2016	$17,077,985

*	represents a party-in-interest

See accompanying independent registered public accounting firm report.

DAVITA INC. RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2006

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
DaVita Inc.	Plan sponsor	2006 employee deferrals and loan repayments not deposited to the Plan in a timely manner. Interest rate of 22.52%	$5,463	$118

It was noted that there were unintentional delays by the Company in submitting 2006 employee deferrals and loan repayments in the amount of $5,463, to the trustee. In 2007, the Company intends to reimburse the Plan for lost interest in the amount of $118.

See accompanying independent registered public accounting firm report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC. RETIREMENT SAVINGS PLAN

By:	/s/ Steven Cooper
Steven Cooper
Designated Representative of the Plan

Administrator

Date: June 27, 2007